                                                      --------------------------
                                                             OMB APPROVAL
--------------------------                            --------------------------
                                                      OMB Number: 3235-0287
          Form 4                                      --------------------------
                                                      Expires: January 31, 2005
--------------------------                            --------------------------
                                                      Estimated average burden
                                                      hours per response...0.5
                                                      --------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(h) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

   Mueller  Rudolf     J.
   (Last)  (First)  (Middle)

   c/o The Winchester Group, Inc.
       153 East 53rd St., Ste 5101.
   (Street)

   New York  New York  10022
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   Uranium Resources, Inc. (URIX)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   November 2002

5. If Amendment, Date of Original (Month/Day/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)


7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                                        5. Amount
                                                                                                           of Secu-
                                                                                                           rities
                                                                                                           Bene-
                                                                                                           ficially
                                           2A. Deemed                    4. Securities Acquired (A)        Owned
                               2. Trans-       Execution  3. Trans-         or Disposed of (D)             Following
                                  action       Date,         action         (Instr. 3, 4 and 5)            Reported
                                  Date         if any        Code        -----------------------------     Trans-
                                  (Month/      (Month/       (Instr. 8)                (A)                 action(s)
1. Title of Security              Day/         Day/       -------------     Amount     or     Price        (Instr.
   (Instr. 3)                     Year)        Year)       Code     V                  (D)                 3 and 4)
-----------------------------  ----------  ------------   ------  -----  ------------  ---  ----------  -----------
Common Stock                    11/26/02                     S              361,900    (D)  $0.05/share
                                                                                            ($18,095)

Common Stock                    11/26/02                     P              361,900    (A)  $0.05/share    808,400
                                                                                            ($18,095)

Common Stock                    11/26/02                     P               88,800    (D)  $0.05/share    6,846,962
                                                                                            ($4,440)

Common Stock                    11/26/02                     P               16,900    (A)  $0.05/share    16,000
                                                                                            ($800)

Common Stock                    11/26/02                     P               20,900    (A)  $0.05/share    20,000
                                                                                            ($1,000)

Common Stock                    11/26/02                     P               42,300    (A)  $0.05/share    42,300
                                                                                            ($2,115)

Common Stock                    11/26/02                     P               10,500    (A)  $0.05/share    10,500
                                                                                            ($525)

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


                               6. Ownership
                                  Form:
                                  Direct      7. Nature of
                                  (D) or         Indirect
                                  Indirect       Beneficial
1. Title of Security              (I)            Ownership
   (Instr. 3)                     (Instr. 4)     (Instr. 4)
-----------------------------  -------------  --------------
Common Stock                         I              (1)

Common Stock                         I              (1)

Common Stock                         D

Common Stock                         I              (2)

Common Stock                         I              (3)

Common Stock                         I              (4)

Common Stock                         I              (5)

                                                                 (Over)
                                                                 SEC 1474 (7-96)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

(1) Mr. Mueller is the principal of The Winchester Group, Inc., a registered broker-dealer. These shares represent shares owned by clients of Mr. Mueller over which Mr. Mueller has discretionary authority to dispose such shares.

(2) Represents shares of common stock owned jointly with Mr. Mueller's wife, Gisela Mueller. Mr. Mueller disclaims beneficial ownership over the shares held by his clients.

(3) Represents shares of common stock owned by Mr. Mueller's wife, Gisela Mueller. Mr. Mueller disclaims beneficial ownership over the shares held by Ms. Mueller.

(4) Represents shares of common stock owned as co-guardian with Ellenor Mueller in trust for Mr. Mueller's and Ellenor Mueller's son, Mark Mueller.

(5)  Represents shares of common stock owned as custodian for Zachary Mueller.

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                                                   3A. Deemed
                                          2. Conver-                   Execu-                   5. Number of Deriv-
                                             sion or   3. Trans-       tion                        ative Securities
                                             Exercise     action       Date,     4. Transac-       Acquired (A) or
                                             Price of     Date         if any       tion Code      Disposed of (D)
                                             Deriv-       (Month/      (Month/      (Instr. 8)     (Instr. 3, 4, and 5)
1. Title of Derivative Security              ative        Day/         Day/      -------------  --------------------------
   (Instr. 3)                                Security     Year)        Year)      Code     V        (A)           (D)
----------------------------------------  -----------  ----------  ------------  ------  -----  ------------  ------------
Warrants                                  $0.20/share



                                                                                                              9. Number of
                                                                                                                 Derivative
                                                                                                                 Securities
                             6. Date Exercisable                                                                 Benefi-
                                and Expiration Date  7. Title and Amount of Underlying                           cially
                                (Month/Day/Year)        Securities (Instr. 3 and 4)                              Owned
                             ----------------------  ----------------------------------------  8. Price of       Following
                             Date                                                  Amount or      Derivative     Reported
1. Title of Derivative       Exercis-    Expiration             Title              Number of      Security       Transaction(s)
   Security (Instr. 3)       able        Date                                       Shares        (Instr. 5)     (Instr. 4)
---------------------------  ----------  ----------  ---------------------------  -----------  -------------  -----------------
Warrants                     Immediate   8/21/05     Common Stock                 1,125,000                   1,125,000




                             10. Ownership
                                 Form of
                                 Derivative
                                 Securities:  11. Nature of
                                 Direct (D)       Indirect
                                 or Indirect      Beneficial
1. Title of Derivative           (I)              Ownership
   Security (Instr. 3)           (Instr. 4)       (Instr. 4)
---------------------------  --------------   ---------------
Warrants                           (D)




Explanation of Responses:


     /s/ Rudolf J. Mueller                      November 27, 2002
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)